Exhibit 16.1

December 6, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of StoneMor Partners L.P. Form 8-K dated November 29, 2018, and have the following comments:

1.

We have no basis on which to agree or disagree with the statements made in the first paragraph, except we agree with the statement “the Committee dismissed Deloitte & Touche LLP (“Deloitte”) as the Partnership’s independent registered public accounting firm, effective immediately.”

2.	We agree with the statements made in the second, third, fourth, and fifth paragraphs.

3.	We have no basis on which to agree or disagree with the statements made in the sixth paragraph.

Yours truly,

/s/ Deloitte & Touche LLP